EXHIBIT 12.1

UBIQUITEL INC. AND SUBSIDIARIES

STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,
	2003	2002	2001	2000	For the Period from Inception (September 29, 1999) to December 31, 1999

Loss from continuing operations before income taxes and extraordinary items	$(7,347)	$(129,314)	$(107,501)	$(27,820)	$(1,978)
Add:
Fixed charges less capitalized interest	37,144	51,607	43,300	24,511	29

“Earnings” as defined	$29,797	$(77,707)	$(64,201)	$(3,309)	$(1,949)

Fixed charges
Interest expense (including amortization of debt discount and amounts capitalized)	$31,249	$46,004	$43,871	$27,709	$29
Preferred stock dividends	—	—	—	14,601	9
Interest element of rentals	5,015	4,723	3,604	740	—

Total fixed charges	$36,264	$50,727	$47,475	$43,050	$38

Deficiency of earnings to fixed charges	$6,467	$128,434	$111,676	$46,359	$1,987

Three Months Ended March 31, 2004

Loss from continuing operations before income taxes and extraordinary items	$(8,486)
Add:
Fixed charges less capitalized interest	10,020

“Earnings” as defined	$1,534

Fixed charges
Interest expense (including amortization of debt discount and amounts capitalized)	$8,430
Interest element of rentals	1,370

Total fixed charges	$9,800

Deficiency of earnings to fixed charges	$8,266